EXHIBIT 2.2

EXECUTION VERSION

Amendment to

AGREEMENT AND PLAN OF MERGER

This AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of January 29, 2021, by and among Murphy USA Inc., a Delaware corporation (“Buyer”), Murphy USA NJ, Inc., a New Jersey corporation (“Merger Sub”), Quick Chek Corporation, a New Jersey corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company (the “Shareholder Representative”). Capitalized terms used in this Amendment that are not otherwise defined or referenced herein shall have their respective meanings set forth in the Merger Agreement (as defined below).

Witnesseth:

WHEREAS, reference is hereby made to that certain Agreement and Plan of Merger, dated as of December 12, 2020 (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) by and among the Company, Buyer, the Shareholder Representative and Merger Sub; and

WHEREAS, the parties hereto desire to amend the Merger Agreement as further set forth herein.

NOW, THEREFORE, in consideration of the mutual promises made herein, the sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

1.	Section 1.1 of the Merger Agreement is hereby amended to replace the definition of “Enterprise Value” in its entirety to read as follows:

““Enterprise Value” means $648,500,000, subject to Section 3.5.”

2.	Section 2.3 of the Merger Agreement is hereby amended by adding the following at the end thereof:

“If the Certificate of Merger is filed as set forth above and the parties later learn that the filing was not accepted by the New Jersey Department of the Treasury, Division of Revenue and Enterprise Services, the parties shall, as promptly as practicable after learning that the filing was not accepted, refile the Certificate of Merger (correcting any deficiencies), and repeat the process until they receive evidence that the filing has been accepted. In the event that the filing is not accepted as set forth above, then, except as the context may otherwise require, the Closing Date will nonetheless be treated as the date upon which the original Certificate of Merger was filed, including for purposes of the components of the Merger Consideration and related adjustments.”

3.	The Merger Agreement is hereby amended to include a new Section 3.5 which shall read as follows:

“3.5 Liquor Store Holdback. Notwithstanding anything to the contrary in this Agreement, if a waiver of Wakefern Food Corp.’s right to terminate the Liquor Store Intellectual Property License Agreement due to a merger or change of control in form and substance reasonably satisfactory to Buyer (the “ShopRite Waiver”) is not obtained prior to the Closing, the Enterprise Value shall be reduced by $250,000 (the “Holdback Amount”); provided that if the Enterprise Value is so reduced and the ShopRite Waiver is obtained within 30 days after the Closing Date, Buyer shall pay, or cause to be paid, the Holdback Amount to the Shareholder Representative or its designee (no later than two Business Days after Buyer receives notice that the ShopRite Waiver has been obtained) and the Shareholder Representative or its designee shall pay to each Common Shareholder, with respect to each Common Share outstanding immediately prior to the Effective Time held by such Common Shareholder for which a Certificate (and the related Letter of Transmittal) has been properly surrendered (or, in the case of a lost Certificate, the affidavit and indemnification agreement pursuant to Section 2.11), an amount equal to the product of (i) the Holdback Amount multiplied by (ii) such Common Shareholder’s Pro Rata Share. The parties hereto agree to treat the Holdback Amount as an adjustment to the purchase price for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by applicable Law.”

4.	The Merger Agreement is hereby amended to include a new Section 6.22 which shall read as follows:

“6.22 Liquor Store Disposal.

(a) During the six month period beginning on the Closing Date, the Shareholders shall, subject to the terms and conditions of this Section 6.22, have the right (the “Call Right”) to exercise an option to purchase from Buyer (or its subsidiary, as applicable) that certain “ShopRite Liquor Store” located at 41 Old Highway 22, Clinton, NJ 08809 and all assets exclusively related thereto (provided that the only cash exclusively related thereto is cash on the premises) (the “Liquor Store”, and any such purchase, the “Option Purchase”) for a purchase price in cash of $2,550,000 plus the value of the inventory of the Liquor Store plus all third party costs, fees and expenses reasonably incurred by or on behalf of Buyer or any of its subsidiaries in connection with the exercise of the Call Right or the Option Purchase. To exercise the Call Right, a Shareholder (or group of Shareholders acting together) must deliver, within such six month period, a written notice of such exercise to Buyer, which notice must be approved in writing by both Dean C. Durling and C. Correll Durling, and the Call Right may be exercised only once. Any Option Purchase will be subject to the following: (i) the terms and conditions of the documentation for the Option Purchase must be satisfactory to Buyer negotiating in good faith, including that (A) all liabilities related to the Liquor Store (including liabilities to any employees of the Liquor Store and any related severance or other post-employment benefits) must be assumed by the purchaser and the purchaser must indemnify Buyer and related parties in respect thereof, (B) all employees of the Liquor Store must be hired by the purchaser and (C) the Liquor Store will be purchased on an “as is, where is” basis, (ii) Buyer must be reasonably satisfied with the character and creditworthiness of the purchaser, (iii) the parties will use commercially reasonable efforts to structure the transaction to be on a tax efficient basis for Buyer, (iv) the closing of the purchase will be subject to Buyer being satisfied that all necessary or appropriate third party approvals (including in respect of all licenses or permits required by applicable Law, including liquor licenses) have been obtained on terms and conditions reasonably satisfactory to Buyer and (v) the sale of the Liquor Store is consummated within 120 days after the exercise of the Call Right.

(b) During the period from the Closing until the earlier of (i) the consummation of the Option Purchase (subject to any covenants relating to the operation of the Liquor Store in agreed documentation entered into following the exercise of the Call Right) and (ii) six months following the Closing Date, Buyer shall use commercially reasonable efforts to operate the Liquor Store in the Ordinary Course of Business other than with respect to any Pandemic Response (or any other action in connection with any pandemic or similar event that, in either such case, Buyer takes in good faith); provided that Buyer will not be deemed to be in breach of this covenant except as a result of a willful and material breach. Prior to the closing of any Option Purchase, Buyer (or its applicable subsidiary) shall continue to (i) possess the right to receive any earnings generated by the Liquor Store and (ii) be responsible for all liabilities related thereto; provided that if the Option Purchase occurs, the purchaser will assume all liabilities related to the Liquor Store as set forth above.”

5.	Section 9.9 of the Merger Agreement is hereby amended and replaced in its entirety as follows:

“Nothing in this Agreement shall confer any rights, remedies or claims of any nature upon any Person other than the parties hereto and their respective successors or permitted assigns, except (a) for the rights of (i) the Shareholders, following the Effective Time, to receive the Merger Payments from the Shareholder Representative or its designee; (ii) the Indemnitees as set forth in Section 6.6; (iii) the Secondary Indemnitors as set forth in Section 6.6(b); (iv) Weil as set forth in Section 9.10; (v) the Non-Parties as set forth in Section 9.11; (vi) the Released Parties and the Shareholder Released Parties as set forth in Section 9.13; (vii) the Financing Sources and the Financing Sources Related Parties as set forth in Section 9.16; and (viii) the Shareholders as set forth in Section 6.22 and (b) after the valid termination of this Agreement in accordance herewith, that the Company shall have the right to pursue damages on behalf of the Shareholders (but without duplication of any damages suffered by the Company that are indirectly suffered by the Shareholders as a result of their ownership of the Company) in the event of Buyer or Merger Sub’s willful and material breach of this Agreement, which right is hereby acknowledged by Buyer and Merger Sub. All of the Persons identified as third-party beneficiaries in the immediately preceding sentence shall be entitled to enforce such applicable provisions and to avail themselves of the benefits of any remedy for any breach of such applicable provisions, all to the same extent as if such Persons were parties to this Agreement.”

6.	Item 1 under Schedule 6.2(b)(vii) of the Company Disclosure Schedules shall be deleted in its entirety.

7.	Effects of Amendment. All the amendments to the Merger Agreement set forth in this Amendment shall be deemed to be incorporated in, and made a part of, the Merger Agreement. Each reference in the Merger Agreement to “this Agreement,” “hereunder,” “herein,” “hereby,” or words of like import referring to the Merger Agreement, and each reference to the Merger Agreement in the Exhibits and Schedules thereto (including without limitation the Company Disclosure Schedules) and the Transaction Documents, shall mean and be a reference to the Merger Agreement as amended by this Amendment. Except to the extent specifically set forth herein, all other terms and provisions of the Merger Agreement shall remain unchanged and shall continue in full force and effect. All references in the Merger Agreement to “the date hereof,” “the date of this Agreement” and words of similar import shall in all instances continue to refer to December 12, 2020.

8.	Governing Law. This Amendment and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the state of New York, without regard to the conflict of laws rules thereof, except with respect to the provisions of this Amendment as to which the NJBCA is expressly applicable, which provisions shall be governed by, and construed in accordance with, the laws of the State of New Jersey.

9.	Counterparts. This Amendment may be executed and delivered (including scanned pdf image) in several counterparts, each of which shall be deemed to be an original instrument, and all of which together shall be deemed to be one and the same agreement.

[Remainder of Page Left Blank Intentionally.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective authorized officers, as of the date first written above.

MURPHY USA INC.

By:	/s/ Andrew Clyde
	Name:	Andrew Clyde
	Title:	Chief Executive Officer

MURPHY USA NJ, INC.

By:	/s/ Andrew Clyde
	Name:	Andrew Clyde
	Title:	President

[Signature Page to amendment OF merger agreement]

QUICK CHEK CORPORATION

By:	/s/ Dean C. Durling
	Name:	Dean C. Durling
	Title:	Chief Executive Officer

[Signature Page to amendment OF merger agreement]

FORTIS ADVISORS LLC

By:	/s/ Ryan Simkin
	Name:	Ryan Simkin
	Title:	Managing Director

[Signature Page to amendment OF merger agreement]